SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1.   Press  release re Internet   Gold  to  Expand   Penetration   of   Israel's
     Russian-Speaking Sector dated January 3, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold to Expand Penetration of Israel's Russian-Speaking Sector

Monday January 3, 7:00 am ET

- Signs 1-Year e-advertising Agreement with Intersol, Israel's Largest Interactive Media Company Targeting the Russian-Speaking Population -

PETACH TIKVA, Israel, Jan. 3 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq: IGLD - News) today announced that it has signed an agreement with Intersol, Israel's largest media company targeting the Russian-speaking population.

According to the terms of the agreement, during the coming year Intersol will be the Company's agent for selling page-view advertising on http://www.zahav.ru, its fully-owned Russian-language portal. In parallel, Internet Gold will continue to manage and develop http://www.zahav.ru, and will sell page-view advertising directly to a pre-defined set of customers. The two companies will also cooperate in a variety of activities designed to expand Internet Gold's penetration of Israel's Russian sector.

"The development of http://www.zahav.ru is one more way in which we are expanding Internet Gold's e-advertising platform," said Mr. Eli Holtzman, Internet Gold's CEO. "We are big believers in a sector approach to advertising, and in the value of focusing on Israel's large and important Russian-language population. With this agreement, we are handing over the responsibility for the portal's sales to the company with the greatest access to this sector, and focusing our own efforts on building the portal's traffic. We are confident that our 'pull' efforts, combined with Intersol's 'push' capabilities, will double the revenues generated by httpa://www.zahav.ru in the year ahead. In addition, we have recently launched a special marketing campaign targeting this sector with the goal of increasing our share of the Russian market in each of our business areas."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary Gold Mind focuses on the provision of Internet value-added services. Through MSN Israel, its joint-venture with Microsoft Corp., the Company operates two of Israel's leading Internet portals, MSN-Israel and Start.co.il. Through P1000, its e-Commerce joint venture, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at http://www.igld.com .

About Intersol

Intersol Ltd. ("Intersol") is an Israeli company specializing in Internet, cellular and interactive television marketing for Russian-speaking markets. It develops interactive content and technology solutions to create multi-directional communication channels between companies or services and their clients. Founded in 1999. For additional information about Intersol, please visit http://www.intersol.co.il .

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

     For further information, please contact:
     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  January 3, 2005